Exhibit 99.1

Notice to LSE and ASX

Rio Tinto plc - 2018 annual general meeting voting results

11 April 2018

The annual general meeting of Rio Tinto plc was held on 11 April 2018.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

Resolutions 1 to 17 of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Melbourne, Australia on 2 May 2018.

The remaining resolutions 18 to 21 were put to Rio Tinto plc shareholders on a poll at the annual general meeting today. The results of that poll were as follows:

Resolutions	For/Discretion (no of votes)	% for / discretion	Against (no of votes)	Total votes validly cast	% of issued share capital voted	Withheld*
18. General authority to allot shares	874,871,037	86.93	131,482,027	1,006,353,064	75.76	575,263
19. Disapplication of pre-emption rights	1,000,449,501	99.67	3,309,155	1,003,758,656	75.57	3,175,870
20. Authority to purchase Rio Tinto plc shares	989,681,909	98.34	16,676,802	1,006,358,711	75.76	576,554
21. Notice period for general meetings other than annual general meetings	953,735,651	94.75	52,846,932	1,006,582,583	75.78	355,405

*It should be noted that a vote ‘withheld’ is not a vote in law and is not counted in the calculation of the proportion of votes for and against each resolution.

For the purposes of section 341 of the UK Companies Act 2006, the votes validly cast are expressed in the table as a percentage of Rio Tinto plc's total issued share capital (excluding shares held in Treasury) as at 6pm on 9 April 2018, being the time at which a shareholder had to be registered in the Company’s register of members in order to attend and vote at the annual general meeting. The number of shares in issue was 1,337,790,789 (excluding Treasury shares, 1,328,327,900).

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, have been submitted to the National Storage Mechanism and will be available for inspection at http://www.morningstar.co.uk/uk/NSM.

The addresses and accompanying presentation given by the chairman and the chief executive at the annual general meeting held today are available at riotinto.com/AGM2018.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

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Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404